UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 21, 2026, Ms. Suet In Chung tendered her resignation as a director of OneConstruction Group Limited (the “Company”), the chairperson of the compensation committee of the board of directors of the Company (the “Board”), and a member of each of the nominating and corporate governance committee and the audit committee of the Board, in each case effective as of August 21, 2026. Ms. Chung’s resignation was due to other commitments and was not the result of any disagreement with the Company, the Board or the Company’s management regarding any matter relating to the Company’s operations, policies or practices.

On August 21, 2026, upon the recommendation of the nominating and corporate governance committee of the Board, the Board appointed Mr. Xiangming Kong to serve as an independent and non-executive director of the Company, effective as of August 21, 2026. The Board also appointed Mr. Kong as the chairperson of the compensation committee and a member of each of the nominating and corporate governance committee and the audit committee of the Board.

Mr. Xiangming Kong has amassed nearly two decades of experience in international capital markets and investment management. He has served as a Managing Director of Righteous Capital Limited (Hong Kong) since 2017. Prior to this, from 2007 to 2016, he successively held various positions including Consultant at KPMG LLP (London, UK), Analyst in the Global Banking Division of HSBC (Hong Kong), Associate in the Corporate Finance Department at ICBC International Holdings Limited (Hong Kong), and Senior Associate in the Corporate Finance Department at CITIC CLSA Limited (Hong Kong). Mr. Kong graduated with Distinction from the Executive Diploma in Financial Strategy program at the University of Oxford, UK. He also received a master’s degree in Economics from the University of Warwick, UK, and a bachelor’s degree with honors in Economics from the University of Nottingham, UK. Mr. Kong holds multiple international professional qualifications, including Chartered Financial Analyst (CFA), Certified Practising Accountant (CPA Australia), Chartered Alternative Investment Analyst (CAIA), Certified ESG Analyst (CESGA), Fellow Chartered Management Accountant (FCMA), and Global Chartered Management Accountant (CGMA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConstruction Group Limited

Date: August 21, 2026	By:	/s/ Michael He
	Name:	Michael He
	Title:	Executive Director

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